

Pierre Soulages (1919–2022)

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The Painting belongs to a particularly desirable sub-set of the "Outrenoir" series. Another work executed the same year as the Painting, and also revealing a cobalt under-layer, currently holds the top record for an "Outrenoir" painting sold at auction.

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Initial Offering Price

$1,277,000

Offering Circular

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Similar Sales | Record Price | Repeat Sales



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Price Appreciation of Similar Works

14.9%

Sharpe Ratio — watch video ?

Pierre Soulages	▲0.55
All Art	0.28
S&P 500	0.56

92% Progress

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WHY WE LIKE THIS PAINTING

- Pierre Soulages, who passed away on October 26, 2022, is considered to be one of the world's great French artists and is hailed there as a national treasure.
- In 2019, Soulages became only the third artist to be honored with a solo show at the Louvre in Paris during their lifetime, alongside Pablo Picasso and Marc Chagall.
- Our acquisitions team has reviewed over 150 examples of work by Pierre Soulages from around the world, some of which are priced in excess of $2 million. Of these 140 works, this is the eighth one we have selected to be offered on the Masterworks platform.
- The Painting is a characteristic example of Pierre Soulages' "Outrenoir" series, which he conceptualized in 1979. Executed in 1987, the Painting belongs to a related subset of works, which incorporate accents of deep cobalt blue, or occasionally crimson red.
- The current top record for an "Outrenoir" painting sold at auction is held by *Peinture 222 × 222 cm, 15 mai 1987* (1987), which is larger than the Painting but was executed the same year as the Painting and also employs a cobalt underlayer, sold for $3,417,472 million at in October 2019.
- As of October 27, 2022, other examples similar to the Painting have sold at auction for as much as $1.8 million, including: *Peinture 102 × 165 cm, 16 Novembre 1994* (1994), which sold for $1,789,679 million in June 2022 and *Peinture 35 × 55 cm, 29 mai 1987* (1987), which is smaller than the Painting, and sold for $564,577 in June 2020.

Past price appreciation is no guarantee of future results. Historical sales data may be limited and not representative of the entire artist market. An investor must read the Offering Circular before making an investment decision.



2021 Auction Sales
$67,102,410

2021 Number of Lots Sold
148

PIERRE SOULAGES

b. 1919–d. 2022, FRANCE



Oil on canvas | 36 × 28 in. (92 × 73 cm.)

Pierre Soulages is one of the most important, accomplished, and prolific contemporary French painters.

$1,277,000

INITIAL OFFERING

14.9%

HISTORICAL APPRECIATION OF SIMILAR WORKS[1]

The Painting is a characteristic example of Pierre Soulages' ongoing "Outrenoir" series, which he conceptualized in 1979. The Outrenoir, or "beyond black," series explores the play of light and shadow using various applications of black paint. In 1986, while in his studio in Sète overlooking the Mediterranean, the artist observed the bluish reflections of the sea alongside his black monochromatic canvases, which inspired him to reintroduce color into the "Outrenoir" paintings. Executed in 1987, the Painting belongs to this subset of works, which incorporate accents of deep cobalt blue, or occasionally crimson red. For the Painting's execution, Soulages began with a bright blue underlayer, to which he applied a thick coat of black paint, which was then scraped, striating the surface in various diagonal patterns and revealing the cobalt underlayer. The textured black surface simultaneously enhances and obscures the blue, which either reflects or absorbs light, depending on the position of the viewer. The current top record for an "Outrenoir" painting sold at auction is held by *Peinture 222 × 222 cm, 15 mai 1987* (1987), which though larger, was executed the same year as the Painting and also employs a cobalt underlayer. This work sold for £2,771,250 ($3,417,472) at Christie's, London on October 4, 2019. As of October 27, 2022, other examples similar to the Painting have sold at auction for as much as $1.8 million, including: *Peinture 102 × 165 cm, 16 Novembre 1994* (1994), which sold for €1,668,500 ($1,789,679) at Sotheby's, Paris on June 8, 2022 and *Peinture 35 × 55 cm, 29 mai 1987* (1987), which is smaller than the Painting, and sold for €502,000 ($564,577) at Christie's, Paris on June 30, 2020. The Painting's year, execution, and composition make it a commercial and desirable work by Pierre Soulages.

AS OF OCTOBER 27, 2022, THE ARTIST'S TOP AUCTION RECORDS HAVE BEEN SET BY LARGE FORMAT PAINTINGS FROM THE LATE 1950S AND EARLY 1960S, LED BY: *PEINTURE, 4 AOÛT 1961* (1961), WHICH SOLD FOR $20,141,700 ON NOVEMBER 16, 2021 AT SOTHEBY'S, NEW YORK, NEARLY DOUBLE THE PREVIOUS RECORD OF $10,600,000, SET BY *PEINTURE 186 × 143 CM, 23 DÉCEMBRE 1959* (1959), ON NOVEMBER 15, 2018 AT CHRISTIE'S, NEW YORK, AND *PEINTURE 200 × 162 CM, 14 MARS 1960* (1960), WHICH SOLD FOR €9,351,500 ($10,288,248) ON NOVEMBER 27, 2019.

In 2001, Soulages became the first living artist granted an exhibition at the Saint Petersburg's State Hermitage Museum, and in 2009, the artist was the subject of a retrospective at the Musée National d'Art Moderne, Centre Pompidou. In 2019, he became the third artist to ever be honored with a solo exhibition at the Louvre during their lifetime, an honor previously bestowed upon Marc Chagall and Pablo Picasso. This survey, entitled "Soulages at the Louvre," represented over eight decades of the artist's life, prominently featured the "Outrenoir" series, and was curated by esteemed art historian Pierre Encrevé and Alfred Pacquement, the Honorary Director of the Musée National d'Art Moderne. Prices for top paintings by Pierre Soulages have increased significantly over the last decade. In 2012, Soulages' total annual sales at auction, exclusive of buyer's premium, exceeded $8 million, and in 2021, topped $55 million. As of October 27, 2022, the artist's top auction records have been set by large format paintings from the late 1950s and early 1960s, led by: *Peinture, 4 août 1961* (1961), which sold for $20,141,700 on November 16, 2021 at Sotheby's, New York, nearly double the previous record of $10,600,000, set by *Peinture 186 × 143 cm, 23 décembre 1959* (1959), on November 15, 2018 at Christie's, New York, and *Peinture 200 × 162 cm, 14 mars 1960* (1960), which sold for €9,351,500 ($10,288,248) on November 27, 2019. By comparison, as of December 31, 2012, the record price for any artwork by the artist sold at auction was €2,304,750 ($3,292,104), set by *Peinture 130 × 162 cm* (1956) on May 31, 2011.

AUCTION RESULTS FOR SIMILAR WORKS[2,3]


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Pierre Soulages (b. 1919–d. 2022, France) is considered to be one of the most important and accomplished French painters working today. Soulages began his artistic education in 1938, at the prestigious École Nationale Supérieure des Beaux-Arts in Paris, but never finished his formal schooling. After serving in the military during World War II, Soulages returned to Paris in 1946, and began working in a fully abstract style. Over the course of his decades-long career, Soulages' commitment to abstraction and interest in the unique properties of black paint, and its relationship with light has not wavered. While his late 1950s and early 1960s artworks feature hints of color, in subsequent years, black began to dominate his practice. Soulages' "Outrenoir," or 'beyond black,' series of monochrome paintings represent the culmination of his practice. Paintings by Pierre Soulages are held in some of the most important permanent collections in the world, including the Guggenheim Museum in New York, the Tate Modern in London, and the Centre Pompidou in Paris, among others. A grand collection of Soulages' work is present at his eponymous museum in his hometown of Rodez in France, to which he and his wife donated around 500 works.





PIERRE SOULAGES



IMPORTANT DISCLOSURES

1. Historical appreciation rates reflect an implied annualized return for a given artwork based on its purchase and sale at auction, including purchase and sale commissions paid to the auction house. Historical appreciation rates are not comparable to, or intended to represent or be a proxy, for returns on Masterworks shares. Artist information is presented for illustrative purposes only and Masterworks does not own, securitize, purchase or sell works by all of such artists. Past performance is no guarantee of future results, and an investor can lose money.

2. Past artwork pricing trends are not indicative of future pricing trends. Investing involves risk and investors must be prepared to hold their investment for an extended period.

3. The chart captures the historical data for selected auctions sales transactions, which are similar to the Painting. The set of similar sales comprise paintings by Pierre Soulages with the following criteria: "Outrenoir" paintings on canvas, executed 1980 to 2010, that measure between 20 inches by 20 inches to 60 inches by 60 inches, and that to the best of our ability to determine, include a cobalt blue accent. "Peinture 72 x 102 cm, 19 mai 1982" (1982) and "Peinture" (1981) were excluded from the comparative set due to their atypical compositions, which feature areas of white and/or visible raw canvas. Where the auction house's buyer's premium was unavailable, the following buyer's premiums were applied: 10% was applied to "Sans Title" (1981), which sold on October 11, 2003, "Peinture 4 Mai 1988" (1988), which sold on March 24, 1998, and "Composition 6 Avril" (1986), which sold on December 10, 1996. The data was sourced from publicly available auction records and does not include private sales. Such data may be incomplete or inaccurate. Sale records that do not contain images may be excluded from the comparative set. Although the paintings in the described set have similar characteristics to the Painting, each individual painting is unique in terms of artistic content, coloring, condition, provenance and other factors. We, therefore, cannot make any determination or representation that any of the data set forth is useful in determining the value of the Painting and you are urged not to place undue reliance on such data. The art transaction data is not intended to indicate past or expected performance of any security. Similar sales may include transactions involving Masterworks acting as a buyer or seller. For the purposes of the table, any sale that was conducted in a foreign currency has been converted to US Dollars at the prevailing exchange rate as of the applicable sale date. The realized prices comprised by this set of transactions have increased at an estimated 14.9% CAGR implied from selected sales occurring from December 10, 1996 to October 22, 2020.

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